Exhibit 99.1

Stellantis Announces EV Day 2021

AMSTERDAM, June 28, 2021 – Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) will host EV Day 2021 on Thursday, July 8, 2021 at 2:30 p.m. CEST / 8:30 a.m. EDT.

This digital event will be presented by Carlos Tavares, Chief Executive Officer of Stellantis, and will be the opportunity to share Stellantis’ electrification strategy as a key enabler to sustain “clean, safe and affordable mobility.”

Details for accessing the event, along with the supporting materials for the event, will be available under the Investors section of the Stellantis corporate website at www.stellantis.com. A recorded replay will be accessible on the Group’s corporate website (www.stellantis.com).

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Bertrand BLAISE +33 6 33 72 61 86
Valérie GILLOT +33 6 83 92 92 96
Pierre-Olivier SALMON +33 6 76 86 45 48
www.stellantis.com